EXHIBIT 99.1

Clementia Reports First Quarter 2018 Operating Results and Pipeline Updates

On Track to Report Data from Part B of its Phase 2 Study of Palovarotene for Fibrodysplasia Ossificans Progressiva This Quarter

Enrollment in Phase 3 MOVE Trial On Track, Phase 2 MO-Ped Trial Underway

MONTREAL, May 09, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases, today reported financial results for the first quarter ended March 31, 2018 and provided an update on recent progress and upcoming milestones.

“During the first quarter of 2018, we continued to make significant progress with our palovarotene clinical programs,” said Clarissa Desjardins, Ph.D., president and chief executive officer.  “Enrollment in our MOVE Trial is on track, and we recently initiated our MO-Ped Trial, which, to our knowledge, is the first-ever clinical trial of a pharmacologic treatment for MO, a debilitating and life-altering disorder. Additionally, we are on track to announce preliminary data from the Part B extension of our Phase 2 trial of palovarotene for FOP this quarter. We look forward to keeping you apprised of our progress this year as we continue our work to bring this potential treatment to patients.”

Recent Progress and Upcoming Milestones

  In April 2018, Clementia announced the start of the MO-Ped Trial, its Phase 2 study evaluating the safety and efficacy of palovarotene, an RARγ agonist, for the treatment of pediatric patients with multiple osteochondromas, or MO, also known as multiple hereditary exostoses (MHE). The MO-Ped Trial is an international, multi-center, placebo-controlled study evaluating the rate of new osteochondromas (OCs) as assessed by whole body MRI, and is designed to potentially support registration in this indication.
  Clementia anticipates reporting preliminary data, including additional 12-week flare-up data as well as 12-month, whole body CT scan data, from the Part B open-label extension of its ongoing Phase 2 study of palovarotene for the treatment of fibrodysplasia ossificans progressiva, or FOP, in the second quarter of 2018.
  The MOVE Trial, evaluating palovarotene in the first-ever global Phase 3 trial for FOP, is currently enrolling patients worldwide and is on track to complete enrollment by the end of 2018.

First Quarter 2018 Financial Results (all amounts are presented in U.S. dollars)

  Cash: As of March 31, 2018, Clementia had cash and investments of $131.6 million.
  Research and development (R&D) expenses: R&D expenses were $11.0 million for the first quarter ended March 31, 2018, compared to $3.4 million for the same period in 2017. Increases in R&D expenses were primarily due to increases in: clinical studies and CRO related activities as a result of patient enrollment in the MOVE Trial and preparatory activities for the MO-Ped Trial with patient enrollment commencing in April 2018; manufacturing activities to meet clinical supply requirements of the MOVE and MO-Ped studies; non-clinical research activities to support future ocular studies and other potential indications; and personnel and related expenses in support of increased development activities.
  General and administrative (G&A) expenses: G&A expenses were $2.9 million for the first quarter ended March 31, 2018, compared to $1.7 million for the same period in 2017. Increases in G&A expenses were primarily due to higher personnel and related costs to support the continued growth of the Company and an increase in pre-commercial marketing activities.
  Net Loss: Clementia reported net losses for the first quarter ended March 31, 2018 of $13.2 million ($0.42 per share), compared to $41.3 million ($17.48 per share) for the same period in 2017. The decrease in net loss quarter over quarter was largely driven by non-cash financial expenses primarily due to the re-measurement at fair value of the preferred shares embedded derivative in 2017 as compared to 2018. With the successful completion of the Company’s IPO in August 2017, all classes of preferred shares were converted into common shares and as such, gains or losses on the re-measurement of embedded derivatives at fair value and the accretion expenses ended in the third quarter of 2017.

About Clementia Pharmaceuticals Inc.
Clementia is a clinical-stage company innovating new treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company’s lead product candidate, palovarotene, a novel RARγ agonist, is currently being evaluated in the Phase 3 MOVE Trial to treat fibrodysplasia ossificans progressiva (FOP) and in the Phase 2 MO-Ped Trial to treat multiple osteochondromas (MO, also known as multiple hereditary exostoses/MHE). Clementia is also investigating palovarotene for the potential treatment of other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Cautionary Note Regarding Forward-Looking Statements
This press release may include “forward-looking statements” within the meaning of the applicable securities laws. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, our ability to generate revenue and become profitable; the risks related to our heavy reliance on palovarotene, our only current product candidate; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners; as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), as well as the other information we file with the SEC or on SEDAR. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. You are encouraged to read our filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Alicia Davis
THRUST Investor Relations
+1-910- 620-3302

Clementia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Financial Position (unaudited)

As at (in US dollars)	March 31, 2018	December 31, 2017
Assets
Current assets
Cash	$26,638,487	$36,230,343
Short-term investments	30,000,000	30,000,000
Interest receivable	961,538	575,499
Sales tax and other receivables	113,416	94,497
Income tax and tax credits receivable	1,093,218	977,901
Prepaid expenses	2,366,465	3,798,882
Total current assets	61,173,124	71,677,122
Non-current assets
Long-term investments	75,000,000	75,000,000
Property and equipment	28,402	33,084
Intangible assets	1,667,487	1,715,192
Total non-current assets	76,695,889	76,748,276
Total assets	$137,869,013	$148,425,398
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$8,661,725	$6,718,666
Total liabilities	8,661,725	6,718,666
Equity
Common shares	230,659,692	230,659,692
Contributed surplus	3,391,141	2,659,348
Deficit	(104,843,545)	(91,612,308)
Total equity	129,207,288	141,706,732
Total equity and liabilities	$137,869,013	$148,425,398

Clementia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Net Loss and Comprehensive Loss (unaudited)

	Three-month periods ended March 31,
(in US dollars)	2018	2017

Expenses

Research and development expenses	$10,995,563	$3,407,511
Tax credits	(151,038)	(49,626)
	10,844,525	3,357,885

General and administrative expenses	2,857,238	1,668,292

Interest income	(551,758)	(80,997)
Financial expenses	40,266	36,347,084

Net loss before income taxes	13,190,271	41,292,264

Income tax expense	40,966	44,363

Net loss and comprehensive loss	($13,231,237)	($41,336,627)

Basic and diluted loss per share	($0.42)	($17.48)

Weighted average number of outstanding basic and diluted shares	31,717,584	2,364,195

Clementia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	Three-month periods ended March 31,
(in US dollars)	2018	2017
Operating activities
Net loss	($13,231,237)	($41,336,627)
Adjusting items
Interest income recognized in net loss	(551,758)	(80,997)
Depreciation of property and equipment	4,682	7,478
Amortization of intangible assets	47,705	33,818
Transaction costs recognized in net loss	-	35,175
Embedded derivative loss recognized in net loss	-	35,317,049
Accretion of preferred shares	-	988,038
Share-based compensation	731,793	83,741
Net foreign exchange (gain) loss	17,184	(7,039)
Income tax expense recognized in net loss	40,966	44,363
Income taxes paid	(5,246)	(45,589)
Tax credit	(34,660)	-
Net changes in working capital
Sales tax and other receivables	(21,062)	39,292
Income tax and tax credits receivable	(116,378)	(49,626)
Deferred financing costs	-	(93,544)
Prepaid expenses	1,432,417	(4,461)
Accounts payable and accrued liabilities	1,943,116	(868,716)
Net operating cash flows	(9,742,478)	(5,937,645
Investing activities
Interest income received	165,719	331,043
Acquisition of short-term investments	(5,000,000)	(20,000,000)
Maturity of short-term investments	5,000,000	30,000,000
Acquisition of property and equipment	-	(7,527)
Net investing cash flows	165,719	10,323,516
Financing activities
Issuance of common shares	-	25,729
Issuance of Preferred Shares	-	10,000,080
Issuance costs – Preferred Shares	-	(129,520)
Net financing cash flows	-	9,896,289
Net increase (decrease) in cash	(9,576,759)	14,282,160
Cash, beginning of period	36,230,343	9,434,495
Effect of exchange rate fluctuations on cash held	(15,097)	5,379
Cash, end of period	$26,638,487	$23,722,034